SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

NEXUS TELOCATION SYSTEMS LTD. ANNOUNCES CHANGES IN TOP
MANAGEMENT ROLES OF SHAGRIR VEHICLE SYSTEMS LTD.

Givatayim, Israel, July 27, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, announced the appointment of Mr. Ofer Lior, Chief Executive Officer of Shagrir Vehicle Systems Ltd., a wholly owned subsidiary of the company, as Nexus’ special officer for new initiatives of towing operations abroad.

Mr. Yossi Ben Shalom, chairman of the board said: “Ofer has served as the Chief Executive Officer of Shagrir for many years; he was a central figure in building an excellent company, which is known for its outstanding level of service, and has contributed tremendously to the success of the company. It is now the time to take advantage of Ofer’s capabilities in favor of expansion of Shagrir’s business and to duplicate the success abroad”.

Mr. Micha Kraus shall be appointed to the new Chief Executive Officer of Shagrir Vehicle Systems Ltd., effective as of August 1, 2005. Mr. Micha Kraus has served for many years as the deputy Chief Executive Officer. Mr. Ben Shalom added: “Micha is the natural appointment for the role. He has extensive knowledge of the business and the market, and is known and appreciated by both customers and employees. Micha has worked for many years in cooperation with Ofer and was a full partner to the achievements of the company. I am confident that he is the right man to lead the company ahead”.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: July 27, 2005

3